Mail Stop 6010


      November 29, 2005

Peter P. Phildius
Chief Executive Officer
Avitar, Inc.
65 Dan Road
Canton, MA 02021-

      Re: 	Avitar, Inc.
      Revised Preliminary Proxy Materials
      Filed November 22, 2005
      Response Letter submitted November 23, 2005
      File No. 1-15695

Dear Mr. Phildius:

	We have limited our review to selected portions of your preliminary proxy materials and we have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Terms of September 2005 Private Placement
1. We note your response to prior comment 2; however, it remains unclear how the investor is irrevocably bound. For example, the investor`s interest is assignable. Also, given that a PIPE transaction must close shortly after effectiveness of the resale registration statement, the clauses in your agreement conditioning the transaction on stockholder approval are inconsistent with a PIPE.
Please withdraw your registration statement and complete your private placement, and revise your disclosure in the proxy statement regarding the status of the offering.

       As appropriate, please revise your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 if you have questions.


      							Sincerely,



      							Russell Mancuso
      							Branch Chief

cc (via fax): Eugene M. Cronin, Esq.



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Avitar, Inc.
November 29, 2005
Page 2